United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Prime Retail Inc.
(Name of Issuer)

Prime Retail 8.5% Series B Cumulative Participating Convertible
Preferred $.01 Par Value
(Title of Class of Securities)

741570-30-3
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd., suite 200
Beachwood Ohio 44122-5525 (216)595-1047
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

9/20/2000
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section Of the Act, but shall be subject to all other provisions of the Act (however see the Notes)














	 1	Name of Reporting Person	HOWARD AMSTER

       2	If a member group			a)	/  /
							b)	/X/

       3    SEC Use only

       4	Source of Funds						PF


       5	Check if  Disclosure of Legal Proceedings is Required


       6          Citizenship						USA


       Number of Shares		7	Sole Voting			776,025
       Beneficially
	 Owned By Each		8	Shared Voting	   	  2,750
       Reporting Person
	 With				9	Sole Dispositive		776,025

					10 	Shared Dispositive    	  2,750

      11	     Aggregate Amount Beneficially owned	   	850,445

	12       Check if Aggregate Amount (11)  Excludes Certain Shares

	13       Percent of Class Represented by amount in row (11)	10.864 %

	14       Type of Reporting Person					IN


























1	Name of Reporting Person	AMSTER LTD PARTNERSHIP

2	If a member group		a)	/ /
					b)	/X/

3	SEC use only

4	Source of Funds						OO

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization		USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting		2,750
Person With
				9	Sole Dispositive

				10	Shared Dispositive	2,750

11	Agrregate Amount Beneficially owned			2,750

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	.0351%

14	Type of Reporting Person					PN





























1   	Name of Reporting Person	Amster Trading Company

2	If a member group			a)	/ /
						b)	/X/

3      SEC Use only

4      Source of Funds						WC

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization		USA

Number of Shares		7  Sole Voting
Beneficially Owned
By Each Reporting		8  Shared Voting				0
Person With
				9  Sole Dispositive

				10  Shared Dispositive			0

11	Aggregate Amount Beneficially owned`			0

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)    0 %

14	Type of Reporting Person					CO





























1	Name of Reporting Person	Howard Amster/Tamra F. Gould
						Charitable Remainder Unitrust

2	If a member of a group		a)	/ /
						b)    /X/

3	SEC Use only


4	Source of Funds							AF

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization			USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting			0
Person With
				9	Sole Dispositive

				10	Shared Dispositive		0

11	Aggregate Amount Beneficially owned				0

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	0 %

14	Type of Reporting Person					00









































1	Name of Reporting Person		TAMRA F. GOULD

2	If a member group			a)	/ /
						b)	/X/

3	SEC use only

4	Source of Funds						PF

5	Check if Disclosure of Legal Proceedings

6	Citizenship							USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting 		19,760
Person With
				9	Sole Dispositive

				10	Shared Dispositive	19,760

11	Aggregate Amount Beneficially owned			19,760

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	.2524%

14	Type of Reporting Person					IN





























1	Name of Reporting Person		GOULD TRADING COMPANY

2	If a member group			a)	/ /
						b)	/X/

3	SEC use only

4	Source of Funds						WC

5	Check if Disclosure of Legal Proceedings

6	Citizenship or Place of Organization		USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting		19,760
Person With
			9	Sole Dispositive

				10	Shared Dispositive	19,760

11	Aggregate Amount Beneficially owned			19,760

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	.2524%

14	Type of Reporting Person					CO



















1	Name of Reporting Person	Pleasant Lake Apts Corp

2	If a member group			a)	/ /
						b)	/X/

3	SEC use only

4	Source of Funds			WO

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization		USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting		170
Person With
				9	Sole Dispositive

				10	Shared Dispositive	170

11	Aggregate Amount Beneficially owned			170

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	.0022 %

14	Type of Reporting Person					CO

























1	Name of Reporting Person		Ramat Securities Ltd

2	If a member group				a)      / /
							b)	  /X/

3     SEC Use only

4	Source of Funds							WC

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization			USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting			71,500
Person With
				9	Sole Dispositive

				10	Shared Dispositive		71,500

11	Aggregate Amount Beneficially owned				71,500

12     Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) 	.9134 %

14	Type of Reporting Person					BD




























CUSIP 741570-3-3	Prime Retail 8.5% Series B Cumulative
			Participating Preferred $.01 Par Value


There are no changes to the Schedule 13D, Amendment No. 1, except as set forth in this 2nd Amendment.

Item 2.	Identity and Background

Howard Amster and Tamra F. Gould Charitable Remainder Unitrust has been 100% funded by Howard Amster. Because he has the right to change the trustee of this trust, he can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. While Mr. Amster receives certain income distributions from the trust during his lifetime, the assets owned by the trust benefits charitable purposes. Both, Mr. Amster and Ms. Gould disclaim beneficial ownership of the securities owned by this trust.

Howard Amster & Tamra F. Gould Charitable Remainder Unitrust
22674 Halburton Road, Beachwood, OH 44122-3971
Charitable Remainder Unitrust
d) Neither the trust or trustee of the Howard Amster & Tamra F. Gould Charitable Remainder Unitrust have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors if any) within the last five years.
e) Neither the trust or the trustee of the Howard Amster & Tamra
F. Gould Charitable Remainder Unitrust have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.


Item 3.  	Source and Amount of Funds or Other Consideration

Howard Amster & Tamra F. Gould Charitable Remainder Unitrust purchased shares with trust assets without borrowing. The total consideration for the purchase is $ 213,759.50.

Item 4.	Purpose of Transaction

Howard Amster, Amster Limited Partnership, Amster Trading Company,
Howard Amster & Tamra F. Gould Charitable Remainder Unitrust, Gould Trading Company, Pleasant Lake Apts Corp and Ramat Securities Ltd acquired shares for purposes of investment. They may be deemed to be a group.

Howard Amster, Amster Trading Company and Howard Amster & Tamra F. Gould Charitable Remainder Unitrust sold shares to adjust their investment position.

Howard Amster, Amster Limited Partnership, Amster Trading Company, Howard Amster & Tamra F. Gould Charitable Remainder Unitrust, Gould Trading Company, Pleasant Lake Apts Corp and Ramat Securities Ltd might acquire additional share or other securites of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances.




Item 5.  	Interest in Securities of the Issuer

(a)(b) The aggregate amount owned by the Reporting Persons is  870,205 shares
		or 11.1163 % of the outstanding shares.

Howard Amster in his personal and individual retirement accounts owns 776,025 shares or 9.9132 % of the outstanding shares.

Amster Limited Partnership owns 2,750 shares or .0351% of the outstanding shares.

Amster Trading company owns 0 shares or 0 % of the outstanding shares.

Howard Amster & Tamra F. Gould Charitable Remainder Unitrust owns 0 shares or 0 % of the outstanding shares.

Gould Trading Company owns 19,760 shares or .2524 % of the outstanding shares.

Pleasant Lakes Apts Corp owns 170 shares or .0022 % of the outstanding shares.

Ramat Securities Ltd owns 71,500 shares or
 .9134 % of the outstanding shares.


c) Trades executed on the NYSE as open market transactions.

Identity		Date		Shares		Price		Executing Broker
Howard Amster &	9/20/00	94680	Sold		2.9375	Bear Stearns
His Individual
Retirement 		9/20/00    155620	Sold		3.125		Bear Stearns
Accounts

Amster Trading Co	9/20/00	69700	Sold		2.9375	Bear Stearns


Howard Amster &	9/11/00	50000	Bought 	4.25  	Bear Stearns
Tamra F. Gould
Charitable 		9/20/00	35620	Sold		2.9375	Bear Stearns
Remainder
Unitrust		9/20/00	14380	Sold		3.125		Bear Stearns











Signature	After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.





Date: 9/25/00	Howard Amster


			Amster Limited Partnership


			Amster Trading Company


			by  William Costaras, trustee
			Howard Amster & Tamra F Gould
			Charitable Remainder Unitrust


			Tamra F. Gould



			Gould Trading Company


			Pleasant Lake Apts Corp


			Ramat Securities Ltd.